UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28908 / September 22, 2009

In the Matter of

HIGHLAND CAPITAL MANAGEMENT, L.P.
HIGHLAND FUNDS ASSET MANAGEMENT, L.P.
HIGHLAND SPECIAL SITUATIONS FUND II

c/o Michael Colvin
Highland Capital Management, L.P.
NexBank Tower
13455 Noel Road, Suite 800
Dallas, TX 75240

(812-13221)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, UNDER
SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM RULE
23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER
THE ACT

Highland Capital Management, L.P., Highland Funds Asset Management, L.P. and Highland
Special Situations Fund II filed an application on August 3, 2005, and amendments to the
application on July 12, 2007, November 29, 2007, June 20, 2008 and August 7, 2009 requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)(3) of the Act
granting an exemption from rule 23c-3 under the Act and pursuant to section 17(d) of the Act
and rule 17d-1 under the Act. The order permits certain registered closed-end management
investment companies to issue multiple classes of shares and to impose asset-based distribution
fees and early withdrawal charges.

On August 27, 2009, a notice of the filing of the application was issued (Investment Company
Act Release No. 28888). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public

interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Highland Capital Management, L.P., et al. (File No. 812-13221),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary